Exhibit 99.1

Interim Consolidated Financial Statements

(in thousands of United States dollars)

THERATECHNOLOGIES INC.

Three- and nine-month periods ended

August 31, 2023 and 2022

(Unaudited)

THERATECHNOLOGIES INC.

Table of Contents

(in thousands of United States dollars)

(Unaudited)

Page

Interim Consolidated Statements of Financial Position	1

Interim Consolidated Statements of Comprehensive Loss	2

Interim Consolidated Statements of Changes in Equity	3

Interim Consolidated Statements of Cash Flows	4

Notes to Interim Consolidated Financial Statements	5 - 26

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Financial Position

(In thousands of United States dollars)

As at August 31, 2023 and November 30, 2022

(Unaudited)

	Note	August 31, 2023	November 30, 2022

Assets
Current assets
Cash		$14,966	$23,856
Bonds and money market funds		7,908	9,214
Trade and other receivables		8,684	12,045
Tax credits and grants receivable		413	299
Income taxes receivable		18	-
Inventories	5	6,723	19,688
Prepaid expenses and deposits		1,788	7,665
Derivative financial assets		65	603

Total current assets		40,565	73,370

Non-current assets
Property and equipment		1,339	1,494
Right-of-use assets		853	1,595
Intangible assets		12,856	15,009
Deferred financing costs		1,073	1,792

Total non-current assets		16,121	19,890

Total assets		$56,686	$93,260

Liabilities

Current liabilities
Accounts payable and accrued liabilities	5	$30,457	$41,065
Provisions	6	9,306	7,517
Convertible unsecured senior notes	8	-	26,895
Loan Facility	7	57,143	37,894
Current portion of lease liabilities	9	412	476
Marathon Warrants	10(b)	300	-
Income taxes payable		-	394
Deferred revenue		38	38

Total current liabilities		97,656	114,279

Non-current liabilities
Lease liabilities	9	684	1,446
Other liabilities		50	106

Total non-current liabilities		734	1,552

Total liabilities		$98,390	$115,831

Equity
Share capital and Public Offering Warrants	10	$338,767	$338,751
Equity component of convertible unsecured senior notes		-	2,132
Contributed surplus		22,794	18,810
Deficit		(403,851)	(382,649)
Accumulated other comprehensive income		586	385

Total equity		(41,704)	(22,571)

Subsequent events	15

Total liabilities and equity		$56,686	$93,260

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Comprehensive Loss

(in thousands of United States dollars, except per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

		For the three-month periods ended August 31,		For the nine-month periods ended August 31,

	Note	2023	2022	2023	2022

Revenue	3	$20,855	$20,811	$58,312	$58,636

Operating expenses
Cost of sales
Cost of goods sold		4,967	5,292	14,569	17,929
Amortization of other assets		-	-	-	2,441
Research and development expenses, net of tax credits of $309 and $429 (2022 – $81 and $234)		5,396	8,425	25,141	27,484
Selling expenses		6,728	8,404	20,021	31,582
General and administrative expenses		3,710	4,209	11,878	13,400

Total operating expenses		20,801	26,330	71,609	92,836

Loss from operating activities		54	(5,519)	(13,297)	(34,200)

Finance income	4	2,105	429	2,777	529
Finance costs	4	(2,779)	(2,308)	(10,334)	(5,337)

		(674)	(1,879)	(7,557)	(4,808)

Loss before income taxes		(620)	(7,398)	(20,854)	(39,008)
Income tax expense		(126)	(151)	(348)	(300)

Net loss for the period		(746)	(7,549)	(21,202)	(39,308)

Other comprehensive income (loss), net of tax
Items that may be reclassified to net profit (loss) in the future
Net change in fair value of financial assets at fair value through other comprehensive income (“FVOCI”) financial assets		43	(99)	201	(425)
Exchange differences on translation of foreign operations		-	607	-	1,094

		43	508	201	669

Total comprehensive loss for the period		$(703)	$(7,041)	$(21,001)	$(38,639)

Basic and diluted loss per share (1)	10(d)	$(0.03)	$(0.32)	$(0.88)	$(1.65)

(1) See Note 1 for share consolidation.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Changes in Equity

(in thousands of United States dollars, except for share amounts)

Nine-month periods ended August 31, 2023 and 2022

(Unaudited)

				For the nine-month period ended August 31, 2023

	Note	Share capital and Public Offering Warrants		Equity component of convertible notes			Accumulated other comprehensive income
		Number of shares(1)	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2022		24,201,582	$338,751	$2,132	$18,810	$(382,649)	$385	$(22,571)

Total comprehensive loss for the period
Net loss for the period		-	-	-	-	(21,202)	-	(21,202)
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax		-	-	-	-	-	201	201

Total comprehensive loss for the period		-	-	-		(21,202)	201	(21,001)

Transactions with owners, recorded directly in equity
Conversion of convertible unsecured senior notes	8	253	16	(1)	-	-	-	15
Repurchase of convertible unsecured senior notes		-	-	(2,131)	2,131	-	-	-
Share-based compensation for stock option plan	10(c)	-	-	-	1,853	-	-	1,853

Total contributions by owners		253	16	(2,132)	3,984	-	-	1,868

Balance as at August 31, 2023		24,201,835	$338,767	$-	$22,794	$(403,851)	$586	$(41,704)

				For the nine-month period ended August 31, 2022

	Note	Share capital and Public Offering Warrants		Equity component of convertible notes			Accumulated other comprehensive income (loss)
		Number of shares(1)	Amount		Contributed surplus	Deficit		Total

Balance as at November 30, 2021		23,780,410	$335,752	$4,457	$12,843	$(335,248)	$(44)	$17,760

Total comprehensive loss for the period		-	-	-	-	(39,308)	-	(39,308)
Net loss for the period
Other comprehensive income (loss):
Net change in fair value of FVOCI financial assets, net of tax							(425)	(425)
Exchange differences on translation of foreign operation							1,094	1,094

Total comprehensive loss for the period						(39,308)	669	(38,639)

Transactions with owners, recorded directly in equity
Purchase of convertible unsecured senior notes		-	-	(2,325)	2,125	-	-	(200)
Share-based compensation for stock option plan			-		3,014			3,014
Exercise of stock options:
Monetary consideration		5,000	5	-	-	-	-	5
Attributed value		-	5	-	(5)	-	-	-

Total contributions by owners		5,000	10	(2,325)	5,134	-		2,819

Balance as at August 31, 2022		23,785,410	$335,762	$2,132	$17,977	$(374,556)	$625	$(18,060)

1 See Note 1 for share consolidation.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Interim Consolidated Statements of Cash Flows

(In thousands of United States dollars)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

		For the three-month periods ended August 31,		For the nine-month periods ended August 31,
	Note	2023	2022 (recast1)	2023	2022 (recast1)
Cash flows from (used in)
Operating
Net loss for the period		$(746)	$(7,549)	$(21,202)	$(39,308)
Adjustments for
Depreciation of property and equipment		110	108	317	227
Amortization of intangible assets and other assets		675	642	2,153	10,980
Amortization of right-of-use assets		83	106	269	324
Share-based compensation for stock option plan and stock appreciation rights		519	812	1,797	3,020
Gain on lease termination		-	-	(121)	-
Change in fair value of derivative financial assets		188	76	537	227
Change in fair value of liability related to deferred stock unit plan		(77)	(80)	(241)	(226)
Interest expense on convertible unsecured senior notes and Loan Facility	4	2,244	1,044	5,902	2,679
Interest paid on convertible unsecured notes and loan facility		(2,811)	(1,653)	(6,428)	(3,306)
Interest income		(166)	(72)	(602)	(172)
Interest received		179	92	663	263
Income tax expense		126	151	348	300
Income taxes paid		(85)	-	(760)	(64)
Foreign exchange		41	873	251	1,068
Loss on debt modification – issuance of Marathon Warrants		-	-	2,650	-
Gain on repurchase of convertible unsecured senior notes		-	(357)	-	(357)
Change in fair value of Marathon Warrants		(2,050)	-	(2,350)	-
Accretion expense and amortization of deferred financing costs	4	500	515	1,642	1,576

		(1,270)	(5,292)	(15,175)	(22,769)

Change in operating assets and liabilities
Trade and other receivables		4,445	1,059	3,437	(1,026)
Tax credit and grants receivable		17	152	(104)	208
Inventories		2,439	1,536	9,670	5,414
Prepaid expenses and deposits		958	1,135	5,877	4,477
Accounts payable and accrued liabilities		(2,947)	(1,823)	(6,900)	2,014
Provisions		1,687	476	1,623	2,191

		6,599	2,535	13,603	13,278

Cash flows from (used in) operating activities		5,329	(2,757)	(1,572)	(9,491)

Financing activities
Proceeds from issuance Loan Facility	7	20,000	40,000	20,000	40,000
Costs related to issuance of Loan Facility		(300)	(2,083)	(300)	(2,083)
Proceeds from exercise of stock options		-	5	-	5
Repurchase of convertible unsecured senior notes	8	(27,452)	(28,746)	(27,452)	(28,746)
Share issue costs		-	-	(37)	-
Payments of lease liabilities		(112)	(150)	(333)	(460)
Deferred financing costs	10(b)	(50)	(1,025)	(196)	(1,225)

Cash flows used in (from) financing activities		(7,914)	8,001	(8,318)	7,491

Investing activities
Proceeds from sale of bonds and money market funds		573	5,913	1,388	6,319
Acquisition of bonds and money market funds		-	(233)	-	(239)
Acquisition of derivative financial assets		-	-	(104)	-
Acquisition of property and equipment		(15)	(615)	(318)	(964)

Cash flows from investing activities		558	5,065	966	5,116

Net change in cash during the period		(2,027)	10,309	(8,924)	3,116
Cash, beginning of period		16,957	13,200	23,856	20,399
Effect of foreign exchange on cash		36	(93)	34	(99)

Cash, end of period		$14,966	$23,416	$14,966	$23,416

1 The company voluntarily changed its accounting policy to classify interest paid and received as part of operating activities, see Note 2.

Refer to Note 11 for supplemental cash flow disclosures.

The accompanying notes are an integral part of these interim consolidated financial statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

Theratechnologies Inc. is a biopharmaceutical company focused on the development and commercialization of innovative therapies addressing unmet medical needs.

The unaudited interim consolidated financial statements (“Interim Financial Statements”) include the accounts of Theratechnologies Inc. and its wholly- owned subsidiaries (together referred to as the “Company” and individually as the “subsidiary of the Company”).

The Company has two material wholly-owned subsidiaries:

•

Theratechnologies Europe Limited, a company governed by the Companies Act 2014 (Ireland). Theratechnologies Europe Limited provides the services of personnel to Theratechnologies Inc. for its activities in the United States.

•

Theratechnologies U.S., Inc., a company governed by the Delaware General Corporation Law (Delaware). Theratechnologies U.S., Inc. provides the services of personnel to Theratechnologies Inc. for its activities in the United States.

Theratechnologies Inc. is governed by the Business Corporations Act (Québec) and is domiciled in Québec, Canada. The Company is located at 2015 Peel Street, Suite 1100, Montréal, Québec, H3A 1T8, Canada.

1.	Basis of preparation

a)	Share consolidation

On July 19, 2023, the Board of Directors approved a consolidation of the issued and outstanding common shares on the basis of one for four (1-for-4) common shares (the “Consolidation”) effective July 31, 2023. All references in these Interim Financial Statements to the number of common shares, Public Offering Warrants (as defined in Note 10(a)), Marathon Warrants (as defined in Note 10(b)), Share options (as defined in Note 10(c)), weighted average number of common shares, basic and diluted loss per share and the exercise prices of the Public Offering Warrants, Marathon Warrants and Share options have been retrospectively adjusted and restated to reflect the effect of the Consolidation on a retrospective basis as of the earliest period presented.

b)	Accounting framework

These Interim Financial Statements, including comparative information, have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Accounting Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

Certain information, in particular the accompanying notes normally included in the annual consolidated financial statements prepared in accordance with IFRS, has been omitted or condensed. These Interim

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

1.	Basis of preparation (continued)

b)	Accounting framework (continued)

Financial Statements do not include all disclosures required under IFRS and, accordingly, should be read in conjunction with the annual consolidated financial statements for the year ended November 30, 2022 and the notes thereto.

These Interim Financial Statements have been authorized for issue by the Company’s Audit Committee on September 25, 2023.

c)	Going concern uncertainty

As part of the preparation of these Interim Financial Statements, management is responsible for identifying any event or situation that may cast doubt on the Company’s ability to continue as a going concern. Substantial doubt regarding the Company’s ability to continue as a going concern exists if events or conditions, considered collectively, indicate that the Company may be unable to honor its obligations as they fall due during a period of at least, but not limited to, 12 months from August 31, 2023. If the Company concludes that events or conditions cast substantial doubt on its ability to continue as a going concern, it must assess whether the plans developed to mitigate these events or conditions will remove any possible substantial doubt.

For the nine-month period ended August 31, 2023, the Company incurred a net loss of $21,202 (2022 – $39,308) and had negative operating cash flows of $1,572 (2022—$9,491). On July 3, 2023, the Company defaulted under the minimum liquidity covenant (the “Liquidity Breach”) of the Loan Facility (as defined in Note 7) resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. Accordingly, the Loan Facility has been classified as a current liability and, as a result, the Company’s total current liabilities exceeded total current assets at August 31, 2023. On September 21, 2023, the Company obtained a waiver from the lender relating to the Liquidity Breach. See “Subsequent Events” in Note 15.

The Company’s Loan Facility is available in four tranches and contains various covenants, including minimum liquidity covenants whereby the Company needs to maintain significant cash, cash equivalent and eligible short-term investments balances in specified accounts, which restricts the management of the Company’s liquidity (refer to Notes 18 and 24 of the annual consolidated financial statements as at November 30, 2022). A Liquidity Breach also entitles the lender to halt the advance of additional tranches and may trigger an increase of 300 basis points of the interest rate on the outstanding loan balance. In July 2023, the Company and the lender amended the terms of the Loan Facility to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023, and entered into an additional amendment to the terms of the Loan Facility to provide for the minimum liquidity covenant to be $15,000 from July 29, 2023 to October 31, 2023. After such date, the minimum liquidity covenant will revert to $20,000;

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

1.	Basis of preparation (continued)

c)	Going concern uncertainty (continued)

provided, however, that if the F8 formulation of tesamorelin is not approved by the United States Food and Drug Administration (FDA) by March 31, 2024, the minimum liquidity covenant will be set at $30,000. The Loan Facility also includes operational milestones and required revenue targets (which were amended during the second quarter, refer to Note 7) in order for the Company to comply with the conditions of the Loan Facility and to borrow money forming part of the various tranches. Furthermore, the Loan Facility includes a covenant prohibiting having a going concern explanatory paragraph in the annual report of the independent registered public accounting firm but the lender amended the Loan Facility on February 27, 2023 to exclude the fiscal year ended November 30, 2022 from this prohibition. Notwithstanding the agreement in principle reached with the lender on September 24, 2023, there is no assurance that the lender will agree to amend or to waive any future potential covenant breaches, if any.

The Company’s ability to continue as a going concern for a period of at least, but not limited to, 12 months from August 31, 2023, involves significant judgement and is dependent on its ability to obtain the support of the lender (including possible waivers and amendments), increase its revenues and the management of its expenses to generate sufficient positive operating cash flows and to find alternative source of funding to respect the various covenants of its Loan Facility, including obtaining the approval from the FDA for its F8 formulation of tesamorelin on or before March 31, 2024. Management’s plans include current negotiations with its lender to obtain amendments to its Loan Facility, exploring additional alternative sources of funding, including raising additional equity, and to generate positive operating cash flows. Some elements of these plans are outside of management’s control and the outcome cannot be predicted at this time. Should management’s plans not materialize, the Company may be in default of the Loan Facility, be forced to reduce or delay expenditures and capital additions and seek additional alternative financing, or sell or liquidate its assets. As a result, there is material uncertainty related to events or conditions that cast substantial doubt about the Company’s ability to continue as a going concern.

These Interim Financial Statements have been prepared assuming the Company will continue as a going concern, which assumes the Company will continue its operations in the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of business. These Interim Financial Statements do not include any adjustments to the carrying values and classification of assets and liabilities and reported expenses that might result from the outcome of this uncertainty and that may be necessary if the going concern basis was not appropriate for these Interim Financial Statements. If the Company was unable to continue as a going concern, material impairment of the carrying values of the Company’s assets, including intangible assets, could be required.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

1.	Basis of preparation (continued)

d)	Basis of measurement

The Company’s Interim Financial Statements have been prepared on a going concern and historical cost basis, except for bonds and money market funds, derivative financial assets, liabilities related to cash-settled share-based arrangements and the Marathon Warrants, which are all measured at fair value.

Equity classified shared based payment arrangements are measured at fair value at grant date pursuant to IFRS 2, Share based Payment.

The methods used to measure fair value are discussed further in Note 13.

e)	Use of estimates and judgments

The preparation of the Company’s Interim Financial Statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Interim Financial Statements, and the reported amounts of revenues and expenses during the reporting periods.

Information about critical judgments in applying accounting policies and assumptions and estimation uncertainties that have the most significant effect on the amounts recognized in the Interim Financial Statements are disclosed in Note 1 to the annual consolidated financial statements as at November 30, 2022.

f)	Functional and presentation currency

The Company’s functional currency is the United States dollar (“USD”).

All financial information presented in USD has been rounded to the nearest thousand.

2.	Significant accounting policies

The significant accounting policies as disclosed in the Company’s annual consolidated financial statements for the year ended November 30, 2022 have been applied consistently in the preparation of these Interim Financial Statements.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

2.	Significant accounting policies (continued)

Changes in accounting policies

In the fourth quarter of fiscal 2022, the Company voluntarily changed its accounting policy to classify interest paid and received as part of operating activities in the consolidated statement of cash flows. Previously, the Company elected to classify interest paid as cash flow from financing activities and interest received as cash flows from investing activities. Accordingly, the Company has recast the three-month period ended August 31, 2022, comparative financial information on the consolidated statement of cash flows resulting in previously reported cash flow used in operations decreasing by $1,561, and cash flow from financing activities increasing by $1,653 and cash flow from investing activities decreased by $92.

The Company has recast the nine-month period ended August 31, 2022, previously reported cash flow used in operations decreasing by $3,043, cash flow from financing activities increasing by $3,306 and cash flow from investing activities decreasing by $263.

Previously reported cash flows for the three-month period ended August 31, 2022, used in operating activities, from financing activities and from investing activities were $1,196, $6,348 and $5,157, respectively, and $6,448, $4,185 and $5,379 for the nine-month period ended August 31, 2022.

New standard adopted

Onerous contracts – Cost of Fulfilling a Contract (Amendments to IAS 37)

The amendments specify which costs an entity includes in determining the cost of fulfilling a contract for the purpose of assessing whether the contract is onerous. The amendments applied to the Company’s annual reporting periods beginning on December 1, 2022, to contracts existing at the date the amendments were first applied. At the date of their initial application, the cumulative effect of applying the amendments was recognised as an opening balance adjustment to retained earnings or other components of equity, as appropriate. The comparatives are not restated. The adoption of the standard did not have an impact on the financial statements.

New standards issued but not yet effective

A number of new standards are effective for annual periods beginning after December 1, 2022, and earlier application is permitted; however, the Company has not early adopted the new or amended standards in preparing these Interim Financial Statements. Refer to Note 1 of the annual consolidated financial statements as at November 30, 2022 for a description of those standards.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

3.	Revenue

Net sales by product were as follows:

	For the three-month periods ended August 31,

	2023	2022

EGRIFTA SV®	$13,183	$12,876
Trogarzo®	7,672	7,935

	$20,855	$20,811

	For the nine-month periods ended August 31,

	2023	2022

EGRIFTA SV®	$36,747	$35,996
Trogarzo®	21,565	22,640

	$58,312	$58,636
Net sales by geography were as follows:
	For the three-month periods ended August 31,

	2023	2022

Canada	$86	$13
United States	20,769	20,281
Europe	-	517

	$20,855	$20,811

	For the nine-month periods ended August 31,

	2023	2022

Canada	$86	$158
United States	57,882	57,450
Europe	344	1,028

	$58,312	$58,636

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

4.	Finance income and finance costs

	Note		For the three-month periods ended August 31,

			2023	2022

Net gain on financial instruments carried at fair value			$1,939	$-
Interest income			166	72
Gain on repurchase of convertible unsecured senior notes			-	357
Finance income			2,105	429

Accretion expense and amortization of deferred financing costs	7, 8 and 9		(500)	(515)
Interest on convertible unsecured senior notes and Loan Facility			(2,244)	(1,044)
Bank charges			(4)	(1)
Net foreign currency loss			(31)	(748)

Finance costs			(2,779)	(2,308)

Net finance costs recognized in net profit or loss			$(674)	$(1,879)

	Note		For the nine-month periods ended August 31,

			2023	2022

Net gain on financial instruments carried at fair value			$2,054	$-
Gain on repurchase of convertible unsecured senior notes			-	357
Gain on lease termination			121	-
Interest income			602	172
Finance income			2,777	529

Accretion expense and amortization of deferred financing costs	7, 8 and 9		(1,642)	(1,576)
Interest on convertible unsecured senior notes and Loan Facility			(5,902)	(2,679)
Bank charges			(30)	(37)
Net foreign currency loss			(110)	(1,045)
Loss on debt modification – Issuance of Marathon Warrants	10	(b)	(2,650)	-

Finance costs			(10,334)	(5,337)

Net finance costs recognized in net profit or loss			$(7,557)	$(4,808)

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

5.	Inventories

In the second quarter of 2023, an inventory provision of $170 (2022 – nil) was recognized pending marketing approval of the F8 formulation of tesamorelin and recorded in cost of sales.

In the second quarter of 2023, inventories for an amount of $3,295 was returned to TaiMed Biologics Inc. and accounts payable was reduced by a total amount of €3,179 ($3,399).

6.	Provisions

	Chargebacks and rebates	Returns	Restructuring (a)	Total

Balance as at November 30, 2021	$3,713	$410	$-	$4,123

Provisions made	12,910	2,004	-	14,914
Provisions used	(10,358)	(929)	-	(11,287)
Effect of change in exchange rate	(233)	-	-	(233)

Balance as at November 30, 2022	$6,032	$1,485	-	$7,517

Provisions made	11,464	674	719	12,857
Provisions used	(10,720)	(243)	(269)	(11,232)
Effect of change in exchange rate	166	-	(2)	164

Balance as at August 31, 2023	$6,942	$1,916	$448	$9,306

(a) As a result of the weakness in the Company’s net revenues in the first half of the 2023 fiscal year, in July 2023, the Company initiated a reorganization mainly focused on its R&D activities. As such, during the third quarter of 2023, $719 was recorded in charges related to severance and other expenses, of which an amount of $508 was recorded in research and development expenses, $141 in selling expenses and $70 in general and administrative expenses. A charge of approximately $335 is expected to be recorded in the fourth quarter of 2023.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

7.	Loan Facility

On July 20, 2022, the Company entered into a credit agreement providing for up to $100,000 (the “Loan Facility”) in loan. The disbursement of the loan is available in four various tranches.

On July 3, 2023, the Company incurred a Liquidity Breach resulting in the lender having the ability to demand immediate repayment of the debt and in making available to the lender the collateralized assets, which include substantially all cash, bonds and money market funds which are subject to control agreements. On July 10, 2023, the Company and the lender amended the terms of the Loan Facility to reduce the minimum liquidity covenant for the period of July 10 to July 28, 2023 as follows:

•	From $20,000 to $14,000 between July 10, 2023 up to and including July 21, 2023; and
•	From $14,000 to $16,000 between July 22, 2023 up to and including July 28, 2023.

On July 28, 2023, the Company and the lender entered into an additional amendment to the terms of the Loan Facility to provide for the minimum liquidity covenant to be $15,000 from July 29, 2023, up to and including October 31, 2023. After such date, the minimum liquidity covenant will be $20,000; provided, however, that if the F8 formulation of tesamorelin is not approved by the United States Food and Drug Administration by no later than March 31, 2024, the minimum liquidity covenant will be set at $30,000. On September 21, 2023, the Company obtained a waiver from the lender relating to the Liquidity Breach. See “Subsequent Events” in Note 15.

The salient features of the Loan Facility are as follows:

•	Senior secured term loan of up to $100,000 across four tranches;
•	$40,000 funded on July 27, 2022 (“Tranche 1 Loan”);
•

$20,000 funded on June 21, 2023 (“Tranche 2 Loan”). In the first quarter of the year, the lender removed the condition to submit to the FDA the results from the HFS Study the Company is currently conducting. Refer to Note 10(c) for Marathon Warrants for the cost of the amendment. In the second quarter of the year, the Company amended the 12-month revenue target condition. Tranche 2 was funded on June 21, 2023;

•

$15,000 (“Tranche 3 Loan”) to be made available no later than March 31, 2024, if the Tranche 2 Loan has been drawn and the Company has obtained approval from the FDA for its F8 formulation of tesamorelin, has had net revenues of at least $90,000 in the 12-month period preceding the funding of the Tranche 3 Loan and if the Company is not in default of its obligations under the Loan Facility;

•

Up to an additional $25,000 (“Tranche 4 Loan”) to be made available no later than December 31, 2024 if the Tranche 3 Loan has been drawn and the Company has had at least $110,000 in net revenues in the 12-month period preceding the funding of the Tranche 4 Loan and at least $20,000 in EBITDA (as defined in the Loan Facility) for the same period;

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

7.	Loan Facility (continued)

•

The Loan Facility has an initial term of five years (six years if Tranche 3 Loan is drawn), provides for an interest-only period of 24 months (36 months if Tranche 3 Loan is drawn), and bears interest at the Secured Overnight Financing Rate (“SOFR”) plus 9.5%. The Tranche 1 Loan and Tranche 2 Loan are repayable in equal monthly installments on an amortization schedule of 36 months starting in July 2024 (July 2025 if the Tranche 3 Loan is funded on or prior to December 31, 2023);

•

The Loan Facility provides quarterly revenue targets and minimum liquidity covenants. Until the F8 formulation of tesamorelin is approved, the Company must maintain at all times, in specified accounts, cash, cash equivalents and eligible short-term investments in the amount of $15,000 up to and including October 31, 2023 and $20,000 thereafter; provided that if following March 31, 2024 the F8 formulation of tesamorelin has not yet been approved by the FDA, the minimum liquidity amount will be $30,000;

•

The Loan Facility restricts the ability to incur additional debt, acquisitions, dispositions, in-licensing and out-licensing of products or assets, except in very limited circumstances. A breach of the terms and conditions of the Loan Facility will create an event of default resulting in an increase of 300 basis points on the outstanding loan and provide the lender with the ability to demand immediate repayment of the debt, and not advance any additional tranches;

•	The lender has a first ranking security interest on all of the Company’s assets, subject to certain credit card arrangements restrictions;
•

The Loan Facility also includes a covenant prohibiting the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm, but the lender amended the Loan Facility on February 27, 2023 to exclude this prohibition for the fiscal year ended November 30, 2022;

See “Subsequent Events” in Note 15.

The movement in the carrying value of the Loan Facility is as follows:

Proceeds from Loan Facility on July 27, 2022	$40,000
Transaction costs	(2,285)
Accretion expense	179

Loan Facility as at November 30, 2022	$37,894

Proceeds from Tranche 2 Loan on June 21, 2023	20,000
Costs related to issuance of Tranche 2 Loan	(1,182)
Costs related to Marathon Warrants (note 10(c))	(78)
Accretion expense	509

Loan Facility as at August 31, 2023	$57,143

On June 21, 2023, the Company drew down on the Tranche 2 Loan, for a net proceeds of approximately $19,300. An amount of $482 was reclassed from deferred financing costs.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

8.	Convertible unsecured senior notes

The movement in the carrying value of the convertible unsecured senior notes is as follows:

Convertible unsecured senior notes as at November 30, 2021	$54,227

Changes from financing cash flows:
Cash paid on repurchase	(28,546)
Transaction costs incurred	(73)

Other changes:
Gain on repurchase	(357)
Accretion expense	1,644

Convertible unsecured senior notes as at November 30, 2022	$26,895

Cash paid on repurchase	(27,452)

Conversion	(15)

Accretion expense	572

Convertible unsecured senior notes as at August 31, 2023	$-

On June 30, 2023, the Company redeemed all of the issued and outstanding convertible unsecured senior notes for proceeds of $27,452 and 253 shares were issued on conversion of $15 convertible unsecured senior notes.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

9.	Lease liabilities

Carrying value

Balance as at November 30, 2021	$2,518

Accretion expense	157
Lease payments	(605)
Effect of change in exchange rates	(148)

Balance as at November 30, 2022	$1,922

Accretion expense	81
Lease payments	(333)
Effect of change in exchange rates	20
Termination (a)	(920)
New lease	326

Balance as at August 31, 2023	$1,096
Current portion	(412)

Non-current portion	$684

(a)

On February 17, 2023, the Company terminated its lease in Ireland. Accordingly, the Company reduced its right-of-use assets by $799, the lease liabilities by $920 and recorded a gain on lease termination of $121. The gain is presented in finance costs (Note 4)

(b)	On March 1, 2023, the Company signed a new lease in Ireland. Accordingly, the Company recorded a right-of-use asset and a lease liability of $326.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants

a)	Public offering

On January 19, 2021, the Company completed a public offering for the sale and issuance of units. Each unit was comprised of one common share of the Company and one half of one common share purchase warrant of the Company (each whole warrant, a “Public Offering Warrant”) and is classified in Share Capital and Public Offering Warrants within equity. During the nine-month period ended August 31, 2023, no Public Offering Warrant was exercised and there were 8,130,550 Public Offering Warrants outstanding. Four (4) Public Offering Warrants entitles the holder thereof to purchase one (1) common share at an exercise price of $12.72 at any time until January 19, 2024.

b)	Marathon Warrants

On February 27, 2023, the Company issued to affiliates of Marathon Asset Management (collectively, “Marathon”), prorata to their participation under the Loan Facility, an aggregate of 5,000,000 common share purchase warrants (the “Marathon Warrants”). The exercise of four (4) Marathon Warrants is required to purchase one (1) post-consolidation common share for an aggregate exercise price of $5.80 per whole post-consolidated common share. The Marathon Warrants are exercisable for a period of seven years. The Marathon Warrants are not traded on any stock exchange, are transferable only to affiliates of Marathon or to other potential lenders under the terms of the Loan Facility and their affiliates and may be exercised on a cashless basis. Accordingly, the Marathon Warrants are derivative financial liabilities measured at fair value through profit or loss.

The Marathon Warrants were issued as consideration for various amendments made to the Loan Facility, including:

•	An amendment to remove the condition precedent to a disbursement of the Tranche 2 Loan requiring the Company to have filed with the FDA the results of its Human Factor Study before June 30, 2023; and

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

b)	Marathon Warrants (continued)

•	An amendment to allow for the inclusion of a going concern explanatory paragraph in the annual report of the independent registered public accounting firm for the fiscal year ended November 30, 2022.

The fair value of the Marathon Warrants was treated as a cash outflow in testing whether the debt modification was substantial modification and it was concluded that the modification was not substantial. For the nine-month period ended August 31, 2023, $2,650 were recorded as loss on debt modification using the Black-Sholes model and the assumptions set forth in the table below. The derivative financial liability relating to the Marathon Warrants is recorded as a liability on the consolidated statement of financial position and resulted in a gain on fair value remeasurement of $2,050 for the three-month period ended August 31, 2023, and of $2,350 for the nine-month period ended August 31, 2023.

	Measurement date as at August 31, 2023	Issuance date measurement
Risk-free interest rate	4.108%	3.92%

Expected volatility	62.483%	61.985%

Average option life in years	6.50 years	7 years

Share price	$0.96	3.80

Exercise price to acquire one common share with four Marathon Warrants	$5.80	5.80

With the issuance of the Marathon Warrants, the Company incurred transaction costs totalling $196 of which $78 was allocated to the Loan Facility and $118 was recorded as deferred financing costs relating to the upcoming Loan Facility tranches.

c)	Stock option plan

The Company has established a stock option plan (the “Plan”) under which it can grant its directors, officers, employees, researchers and consultants non-transferable options for the purchase of common shares. The exercise date of an option may not be later than 10 years after the grant date. On March 28, 2023, the Company’s Board of Directors amended the Plan to provide, among other things, that the minimum number of common shares that may be issued under the Plan (together with any other security-based compensation arrangements) shall not exceed 17% of the issued and outstanding

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

c)	Stock option plan (continued)

common shares, on a non-diluted basis, and including a “reloading” or “evergreen” feature, so that when options are exercised, the number of common shares issuable will be replenished and exercised options will be available to be regranted in the future. Shareholders ratified this amendment on May 9, 2023. On May 31, 2023, a maximum number of 2,378,040 options could be granted under the Plan. Generally, the options vest at the grant date or over a period of up to three years. As at August 31, 2023, 1,989,137 options could still be granted by the Company (2022 – 1,017,336) under the Plan.

All options are to be settled by the physical delivery of common shares.

Changes in the number of options outstanding during the past two years were as follows:

	Weighted average exercise price per option
	Number of options	CAD	USD
Options oustanding in CA$
Options as at November 30, 2021 – CA$	797,571	$15.32	$11.98
Granted – CA$	546,597	16.69	13.04
Forfeited – CA$	(83,356)	16.14	12.56
Exercised (share price: CA$11.20 (US$8.64))	(5,000)	1.52	1.17

Options outstanding as at August 31, 2022 – CA$	1,255,812	$15.92	$12.59

Options as at November 30, 2022 – CA$	1,180,040	15.92	11.84
Granted – CA$	792,193	5.16	3.80
Forfeited – CA$	(36,829)	14.19	10.71

Options outstanding as at August 31, 2023 – CA$	1,935,404	$11.55	$8.53

Options exercisable as at August 31, 2023 – CA$	712,560	$15.97	$11.80
Options oustanding in US$
Options as at November 30, 2021 – US$	20,183	-	12.36
Granted – US$	90,418	-	12.36
Forfeited – US$	(10,209)	-	12.52

Options outstanding as at August 31, 2022 – US$	100,392	$-	$10.12

Options exercisable as at August 31, 2022 – US$	6,727	$-	$12.34

Options as at November 30, 2022 – US$	106,643	-	9.98
Granted – US$	203,935	-	3.80
Forfeited – US$	(11,250)		4.36

Options outstanding as at August 31, 2023 – US$	299,328	$-	$5.98

Options exercisable as at August 31, 2023 – US$	44,862	$-	$9.67

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

c)	Stock option plan (continued)

For the three- and nine-month periods ended August 31, 2023, $515 and $1,853 (2022 – $820 and $3,014) were recorded as share-based compensation expense under the Plan. The fair value of options granted during the period was estimated at the grant date using the Black Scholes model and the following weighted average assumptions:

	2023	2022

Options granted in CA$

Risk-free interest rate	3.33%	1.62%
Expected volatility	64.3%	65.6%
Average option life in years	9.5 years	9 years

Grant-date share price	$3.80 (CA$5.16)	$13.04 (CA$16.69)

Option exercise price	$3.80 (CA$5.16)	$13.04 (CA$16.69)

	2023	2022

Options granted in US$

Risk-free interest rate	3.92%	1.88%
Expected volatility	62%	64.53%
Average option life in years	9.5 years	9 years
Grant-date share price	$3.80	$12.36
Option exercise price	$3.80	$12.36

The risk-free interest rate is based on the implied yield on a Canadian government or U.S. zero-coupon issue, with a remaining term equal to the expected term of the option. The volatility is based on weighted average historical volatility adjusted for a period equal to the expected life. The life of the options is estimated taking into consideration the vesting period at the grant date, the life of the option and the average length of time similar grants have remained outstanding in the past. The dividend yield was excluded from the calculation, since it is the present policy of the Company to retain all earnings to finance operations and future growth.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

10. Share capital and warrants (continued)

c)	Stock option plan (continued)

The following table summarizes the measurement date weighted average fair value of stock options granted during the following periods:

	Number of options	Weighted average grant date fair value

Options granted in CA$
For the three and nine-month periods ended August 31, 2023	792,193	$2.76 (CA$3.76)
For the nine-month period ended August 31, 2022	546,597	$8.88 (CA$11.64)
For the three-month period ended August 31, 2022	10,500	$5.72 (CA$7.52)

	Number of options	Weighted average grant date fair value

Options granted in US$
For the three and nine-month periods ended August 31, 2023	203,935	$2.72
For the nine-month period ended August 31, 2022	90,418	$8.56
For the three-month period ended August 31, 2022	1,250	$5.84

The Black-Scholes model used by the Company to calculate option values was developed to estimate the fair value of freely tradable, fully transferable options without vesting restrictions, which significantly differ from the Company’s stock option awards. This model also requires four highly subjective assumptions, including future stock price volatility and average option life, which greatly affect the calculated values.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

10.	Share capital and warrants (continued)

d)	Loss per share

The calculation of basic loss per share was based on the net loss attributable to common shareholders of the Company of $746 (2022 – $7,549) for the three-month periods ended August 31, 2023 and of $21,202 (2022 – $39,308) for the nine-month periods ended August 31, 2023 and a weighted average number of common shares outstanding calculated as follows:

	For the three-month period ended August 31,
	2023	2022

Issued common shares as at June 1	24,201,582	23,780,410

Effect of options exercised	-	2,391

Impact on conversion of convertible unsecured senior notes	173	-

	24,201,755	23,782,801

	For the nine-month period ended August 31,
	2023	2022

Issued common shares as at December 1	24,201,582	23,780,410

Effect of options exercised	-	803

Impact on conversion of convertible unsecured senior notes	58	-

	24,201,640	23,781,213

For the three and nine-month periods ended August 31, 2023, 2,234,732 (2022 – 1,356,205) stock options, 8,130,550 Public Offering Warrants, and 5,000,000 Marathon Warrants were excluded from the weighted average number of diluted common shares calculation as their effect would have been anti-dilutive. The convertible unsecured senior notes were also excluded from weighted average number of diluted common shares calculation for the periods it was outstanding.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

11.	Supplemental cash flow disclosures

The Company entered into the following transactions which had no impact on its cash flows:

	August 31, 2023 $	August 31, 2022 $
Additions to property and equipment included in accounts payable and accrued liabilities	-	23
Costs related to repurchase of the convertible unsecured senior notes included in accounts payable and accrued liabilities	-	73
Costs related to issuance of Loan Facility included in accounts payable and accrued liabilities	400	202
Deferred financing costs included in accounts payable and accrued liabilities	-	302

12.	Financial instruments

The nature and extent of the Company’s exposure to risks arising from financial instruments are consistent with the disclosure in the annual consolidated financial statements as at November 30, 2022, considering the update below, except for liquidity risks.

The following are amounts due on the contractual maturities of financial liabilities as at August 31, 2023, as if Marathon did not have the right to demand immediate repayment of the Loan Facility (refer to Note 1(c)), which right results in all contractual amounts being currently due.

					2023
	Carrying amount	Total contractual amount	Less than 1 year	From 1 to 2 years	More than 3 years
Accounts payable and accrued liabilities	$30,457	$30,457	$30,457	$-	$-
Loan Facility, including interest (1)	57,143	82,292	12,415	51,849	18,028
Lease liabilities	1,096	1,232	486	618	128

	$88,696	$113,981	$43,358	$52,467	$18,156

(1)	Based on SOFR forward rates.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

13.	Determination of fair values

Certain of the Company’s accounting policies and disclosures require the determination of fair value, for both financial and non financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

Financial assets and financial liabilities measured at fair value

In establishing fair value, the Company uses a fair value hierarchy based on levels as defined below:

Level 1: Defined as observable inputs such as quoted prices in active markets.

Level 2: Defined as inputs other than quoted prices in active markets that are either directly or indirectly observable.

Level 3: Defined as inputs that are based on little or no observable market data, therefore requiring entities to develop their own assumptions.

Other financial assets and financial liabilities

The Company has determined that the carrying values of its short term financial assets and financial liabilities, including cash, trade and other receivables and accounts payable and accrued liabilities, approximate their fair value because of their relatively short period to maturity.

Bonds and money market funds and derivative financial assets and liabilities are stated at fair value, determined by inputs that are primarily based on broker quotes at the reporting date (Level 2).

The Company has determined that the carrying value of its Loan Facility approximates its fair value because the terms were modified near the end of the first quarter of 2023.

Share-based	payment transactions

The fair value of the employee stock options are measured based on the Black-Scholes valuation model. Measurement inputs include share price on measurement date, exercise price of the instrument, expected volatility (based on weighted average historical volatility adjusted a period equal to the expected life), weighted average expected life of the instruments (based on historical experience and general option holder behaviour), expected dividends, and the risk-free interest rate (based on government bonds). Service and non-market performance conditions attached to the transactions, if any, are not taken into account in determining fair value.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

13.	Determination of fair values (continued)

Share	based payment transactions (continued)

The Marathon Warrants and deferred stock units (“DSUs”) liability are recognized at fair value and considered Level 3 in the fair value hierarchy. The fair value of the DSUs is determined using the quoted price of the common shares of the Company. The fair value of the Marathon Warrants is determined using the Black Sholes model referred to in Note 10(b).

14.	Operating segments

The Company has a single operating segment. Over 99% (2022 – 97%) of the Company’s revenues are generated from one customer, RxCrossroads, which is domiciled in the United States.

	For the three-month periods ended August 31,
	2023	2022

RxCrossroads	$20,770	$20,281
Others	85	530

	$20,855	$20,811

	For the nine-month periods ended August 31,
	2023	2022

RxCrossroads	$57,883	$57,450
Others	429	1,186

	$58,312	$58,636

All of the Company’s non current assets are located in Canada, the United States and Ireland. Of the Company’s non-current assets of $16,121, $15,749 as at August 31, 2023 are located in Canada, $47 are located in the United States and $325 are located in Ireland.

THERATECHNOLOGIES INC.

Notes to Interim Consolidated Financial Statements

(In thousands of United States dollars except for securities and per share amounts)

For the three- and nine-month periods ended August 31, 2023 and 2022

(Unaudited)

15.	Subsequent events

On September 21, 2023, the Company obtained a waiver from Marathon with respect to the Liquidity Breach.

On September 24, 2023, the Company reached an agreement in principle to amend some terms and conditions of its Loan Facility. These amendments include:

-	The removal of the obligation to maintain at all times liquidity in the amount of $30,000 if the F8 formulation is not approved by the FDA by March 31, 2024;
-	a decrease in the minimum liquidity requirements over time to a minimum of $15,000 from $20,000 based on targeted last twelve months adjusted EBITDA;
-	moving to an adjusted EBITDA-based target from a quarterly revenue-based target beginning with the quarter ending November 30, 2023; and
-

deletion from the Loan Facility of the prohibition for the Company to have a going concern explanatory paragraph in the annual report of the independent registered public accounting firm of the Company.

In consideration of the proposed amendments, the Company has agreed to (i) pay an amount equal to $600 or 100 basis points calculated on the funded debt as of this day ($60,000), over the term of the loan and added to the outstanding loan as payment in kind; and (ii) reprice the exercise price of the 5,000,000 Marathon Warrants held by Marathon to $2.30. Following the share consolidation completed on July 31, 2023, the exercise of four Warrants is required to purchase 1 common share of Theratechnologies, resulting in a maximum issuance of 1,250,000 common shares.

The final terms of these amendments remain subject to the completion of all the legal documentation to the satisfaction of both the Company and Marathon and the repricing of the Marathon Warrants remain subject to the approval of the Toronto Stock Exchange.